Exhibit 99.1

Ossen Innovation Announces Fourth Quarter and Full Year 2014 Financial Results Earnings Conference Call is Scheduled for 8:30 am EDT on April 29, 2015

SHANGHAI, April. 28, 2015 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the quarter and full year ended December 31, 2014. And the 20-F has been filed with the SEC and is available at www.sec.gov.

Dr. Liang Tang, Chairman of Ossen Innovation, commented: “We faced significant headwinds in 2014 on the back of China’s economic growth hitting 24 year low as property prices cooled and companies and local government struggled under a heavy debt burdens despite stimulus measures by the central government in the second half of 2014. Additionally, a tightened credit environment throughout the year also limited our ability to borrow funds and thus meet the up-front cash deposit requirement to bid on some of the projects that we believe we otherwise could have won.”

“Despite these macro challenges, we grew our overall revenues by 8.5% in 2014 and improved our gross margin by 700 and 65 basis points in the fourth quarter of 2014 and the year of 2014, respectively, as we increased the sales of lower strength rare earth coated products with lower grade raw materials that gave us cost advantage versus our competitors without sacrificing product strength and quality,” continued Dr. Tang.

“Looking ahead, with signs pointing to China’s economy entering a new stage of a ‘new normal’ with slower growth on the horizon in 2015 and years to come, we remain cautious in our near-term outlook,” concluded Dr. Tang.

Three Months Ended December 31, 2014 Financial Results

	For the Three Months Ended December 31,
($ millions, expect per share data)	2014	2013	% Change
Revenues	$31.8	$42.0	-24.4%
Gross profit	$4.5	$3.0	48.9%
Gross margin	14.3%	7.3%	7.0%
Operating income	$2.0	$1.8	13.5%
Operating margin	6.4%	4.2%	2.1%
Net income attributable to Ossen Innovation	$1.4	$1.2	19.6%
EPS	$0.07	$0.06	19.6%

For the three months ended December 31, 2014, revenues decreased by $10.2 million, or 24.4%, to $31.8 million from $42.0 million for the same period of last year, mainly due to the weaknesses in rare earth coated products sales and partially offset by strength in plain surface pre-stressed (“PC”) strands and other products. The sales of coated PC steel materials, including rare earth and zinc coated products, decreased by $12.1 million, or 31.2%, to $26.7 million and accounted for 84% of total sales for the three months ended December 31, 2014. The sales of rare earth and zinc coated products were $25.7 million and $1.0 million, respectively, for the three months ended December 31, 2014, compared to $36.5 million and $2.3 million, respectively, for the same period of last year. The sales of plain surface PC strands and others increased by approximately $1.8 million, or 56.6%, to $5.1 million and accounted for 16% of total sales for the three months ended December 31, 2014 mainly due to increase in sales of other products.

Gross profit increased by $1.5 million, or 48.9%, to $4.5 million for the three months ended December 31, 2014 from $3.0 million for the same period of last year. Gross margin was 14.3% for the three months ended December 31, 2014, compared to 7.3% for the same period of last year. The increase in gross margin was mainly due to the decrease in average prices of raw materials.

Selling expenses increased by $0.02 million, or 10.9%, to approximately $0.2 million for the three months ended December 31, 2014. General and administrative expenses increased by $1.2 million, or 114.0%, to approximately $2.3 million for the three months ended December 31, 2014 mainly due to increase in research and development expenses. Operating income and operating margin were $2.0 million and 6.4% for the three months ended December 31, 2014, compared to $1.8 million and 4.2% for the same period of last year, respectively.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.2 million, or 19.6%, to $1.4 million for the three months ended December 31, 2014 from $1.2 million for the same period of last year. Earnings per share, both basic and diluted, was $0.07 for the three months ended December 31, 2014, versus $0.06 for the same period of last year.

Twelve Months Ended December 31, 2014 Financial Results

	For the Twelve Months Ended December 31,
($ millions, expect per share data)	2014	2013	% Change
Revenues	$123.6	113.9	8.5%
Gross profit	$13.3	11.5	15.4%
Gross margin	10.8%	10.1%	0.6%
Operating income	$6.2	7.4	-16.4%
Operating margin	5.0%	6.5%	-1.5%
Net income attributable to Ossen Innovation	$3.9	3.6	5.9%
EPS	$0.19	0.18	5.9%

For the twelve months ended December 31, 2014, revenues increased by $9.7 million, or 8.5%, to $123.6 million from $113.9 million for the year of 2013. The increase in revenues was mainly from sales of rare earth coated pre-stressed (“PC”) wires and PC strands. The sales of coated steel materials, including rare earth and zinc coated products, increased by $7.0 million, or 7.0%, to $107.6 million and accounted for 87% of total sales for the twelve months ended December 31, 2014. The sales of rare earth and zinc coated products were $97.6 million and $16.0 million, respectively, for the twelve months ended December 31, 2014, compared to $90.6 million and $10.0 million for the year of 2013. The sales of plain surface PC strands and others also increased by $2.7 million, or 20.1%, to $16.0 million and accounted for 13% of total sales for the twelve months ended December 31, 2014.

Gross profit increased by $1.8 million, or 15.4%, to $13.3 million for the twelve months ended December 31, 2014 from $11.5 million for the year of 2013. Gross margin was 10.8% for the twelve months ended December 31, 2014, compared to 10.1% for the year of 2013. The increase in gross margin was mainly due to the decrease of average price of raw materials and sales in new international market, especially Japan, which had higher gross margin compared to domestic market.

Selling expenses increased by $0.1 million, or 23.5%, to approximately $0.8 million for the twelve months ended December 31, 2014. General and administrative expenses increased by $2.9 million, or 81.9%, to approximately $6.3 million for the twelve months ended December 31, 2014 mainly due to increase in research and development expenses associated with the development of products for new customers and rare earth zinc-aluminum coated products. Operating income and operating margin were $6.2 million and 5.0% for the twelve months ended December 31, 2014, compared to $7.4 million and 6.5% for the year of 2013, respectively. The decrease in operating income and operating margin were mainly due to the above-mentioned $2.7 million increase in research and development expenses and a $0.5 million increase in bad-debt provision.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.2 million, or 5.9%, to $3.9 million for the twelve months ended December 31, 2014 from $3.6 million for the year of 2013. Earnings per share, both basic and diluted, was $0.19 for the twelve months ended December 31, 2014, compared to $0.18 for the year of 2013.

Balance Sheet and Cash Flows

The Company had approximately $18.3 million of cash and restricted cash as of December 31, 2014, compared to $32.9 million at December 31, 2013. Accounts receivable were $53.8 million as of December 31, 2014, compared to $48.2 million at December 31, 2013. The days of sales of outstanding were 151 days for the year of 2014, essentially unchanged from the year of 2013. The balance of prepayment to suppliers for raw materials totaled $56.3 million as of December 31, 2014, compared to $50.6 million at December 31, 2013. The Company had inventories of $20.1 million as of December 31, 2014, compared to $18.8 million at the end of 2013. Total working capital was $108.0 million as of December 31, 2014, compared to $85.7 million at December 31, 2013.

The major sources of our liquidity for fiscal years 2013 and 2012 were bank borrowings, including loans from banks and bank acceptance notes. In 2014, in addition to bank borrowings, our subsidiary in Maanshan, Ossen Materials, completed a private placement of approximately $16.2 million in aggregate principal amount of notes to certain accredited investors in China. The notes bear a fixed interest rate of 10.75% per annum, payable annually in arrears, and mature on September 2, 2016. After deducting placement agent fees and other offering expenses, Ossen Materials received net proceeds of approximately $15.4 million. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Net cash provided by operating activities was $1.8 million for the twelve months ended December 31, 2014, compared to $10.0 million for the year of 2013. Net cash used in investing activities was $0.1 million for the twelve months ended December 31, 2014, compared to net cash provided by investing activities of $8.1 million for the year of 2013. Net cash used in financing activities was $3.5 million for the twelve months ended December 31, 2014, compared to $22.1 million for the year of 2013.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Fourth Quarter 2014 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Fourth Quarter 2014 Conference Call
Date:	April 29, 2015
Time:	8:30 am EDT
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	32910052

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through May 7, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 32910052 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/y2kxdhvn

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

Weitian Group LLC

Phone: +1-917-609-0333

Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

	December,31
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$684,592	$1,139,450
Restricted cash	17,572,732	31,783,670
Note receivable-bank acceptance note	9,925,155	2,421,581
Accounts receivable, net of allowance for doubtful accounts of $1,874,330 and $1,336,177 at December 31, 2014 and 2013, respectively	53,764,414	48,200,076
Inventories	20,137,901	18,750,770
Advance to suppliers	56,327,390	50,614,815
Other current assets	946,319	3,447,886
Notes receivable from related party – bank acceptance notes	-	12,915,099
Total current assets	159,358,503	169,273,347
Property, plant and equipment, net	7,174,646	8,458,121
Land use rights, net	4,231,348	4,297,849
TOTAL ASSETS	$170,764,497	$182,029,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable-bank acceptance notes	$26,521,315	$50,990,427
Short-term bank loans	18,711,357	27,283,147
Accounts payables	3,217,076	503,944
Customer deposits	588,005	2,908,271
Taxes payable	552,459	232,541
Other payables and accrued liabilities	1,622,958	1,549,748
Due to related party	69,469	16,911
Due to shareholder	100,000	50,000
Total current liabilities	51,382,639	83,534,989
Bond payable	15,972,837	-
TOTAL LIABILITIES	67,355,476	83,534,989

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,901,959 shares outstanding as of December 31, 2014 and 2013, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,021,752	4,615,699
Retained earnings	44,971,082	41,518,259
Treasury stock, at cost: 98,041 shares as of December 31, 2014 and 2013, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	8,425,697	7,646,562
TOTAL SHAREHOLDERS’ EQUITY	92,493,378	87,855,367
Non-controlling interest	10,915,643	10,638,961
TOTAL EQUITY	103,409,021	98,494,328
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,764,497	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December 31,
	2014	2013	2012

REVEUNUES	$123,571,455	$113,891,989	$122,397,886
COST OF GOODS SOLD	110,250,876	102,353,957	111,611,457
GROSS PROFIT	13,320,579	11,538,032	10,786,429
Selling expenses	772,383	625,500	917,074
General and administrative expenses	6,340,584	3,485,118	3,950,934
Total Operating Expenses	7,112,967	4,110,618	4,868,008

INCOME FROM OPERATIONS	6,207,612	7,427,414	5,918,421
Financial expenses, net	(2,401,268)	(2,696,966)	(3,556,045)
Other income, net	907,941	558,426	911,430
INCOME BEFORE INCOME TAX	4,714,285	5,288,874	3,273,806
INCOME TAX	(578,727)	(1,219,030)	(557,428)
NET INCOME	4,135,558	4,069,844	2,716,378
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	276,682	426,440	335,099
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	3,858,876	3,643,404	2,381,279

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	779,135	1,647,348	703,573
TOTAL OTHER COMPREHENSIVE INCOME	779,135	1,647,348	703,573
COMPREHENSIVE INCOME	$4,638,011	$5,290,752	$3,084,852

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.19	$0.18	$0.12
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,901,959	19,942,333

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares $0.01 Par Value		Additional Paid-in Capital	Treasury stock		Accumulated Other Comprehensive Income	Statutory Reserve	Retained Earnings	Non Controlling Interest	Total
	Shares	Amount		Shares	Amount
Balance at January 1, 2012	20,000,000	$200,000	$33,884,656	-	$-	$5,295,641	$3,884,808	$36,224,467	$9,877,422	$89,366,994
Net income	-	-	-	-	-	-	-	2,381,279	335,099	2,716,378
Transfer to statutory reserve	-	-	-	-	-	-	294,219	(294,219)	-	-
Common shares repurchase	-	-	-	(98,041)	(96,608)	-	-	-	-	(96,608)
Share-based compensation to employee	-	-	86,799	-	-	-	-	-	-	86,799
Foreign currency translation adjustment	-	-	-	-	-	703,573		-	-	703,573
Balance at December 31, 2012	20,000,000	200,000	33,971,455	(98,041)	(96,608)	5,999,214	4,179,027	38,311,527	10,212,521	92,777,136
Net income	-	-	-	-	-	-	-	3,643,404	426,440	4,069,844
Transfer to statutory reserve	-	-	-	-	-	-	436,672	(436,672)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,647,348		-	-	1,647,348
Balance at December 31, 2013	20,000,000	200,000	33,971,455	(98,041)	(96,608)	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328
Net income	-	-	-	-	-	-	-	3,858,876	276,682	4,135,558
Transfer to statutory reserve	-	-	-	-	-	-	406,053	(406,053)	-	-
Foreign currency translation adjustment	-	-	-	-	-	779,135		-	-	779,135
Balance at December 31, 2014	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$8,425,697	$5,021,752	$44,971,082	$10,915,643	$103,409,021

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December 31,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,135,558	$4,069,844	$2,716,378
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,531,278	1,564,973	1,601,197
Share-based compensation expense	-	-	86,799
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(5,564,338)	(2,465,695)	2,315,342
Inventories	(1,387,131)	(8,943,726)	7,415,620
Advance to suppliers	(5,712,575)	27,333,681	(36,557,323)
Other current assets	2,501,567	(1,543,260)	4,590,616
Notes receivable - bank acceptance notes	(7,503,574)	(2,027,502)	10,457,537
Notes receivable from related party - bank acceptance notes	12,915,099	(11,084,891)	(1,830,208)
Account receivable from related party	-	-	20,799
Increase (Decrease) In:
Accounts payable	2,713,132	(68,361)	(376,169)
Customer deposits	(2,320,266)	2,523,669	(75,312)
Income tax payable	319,918	(158,812)	386,561
Other payables and accrued expenses	73,209	744,552	480,773
Due to related party	52,558	16,911	-
Due to shareholder	50,000	50,000	-
Net cash provided by (used in) operating activities	1,804,435	10,011,383	(8,767,390)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(81,441)	(16,361)	(32,856)
Withdraw (Prepayment) for purchases of plant and equipment	-	8,071,937	(1,584)
Disposal of property, plant and equipment	456	-	1,458
Net cash provided by (used in) investing activities	(80,985)	8,055,576	(32,982)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 (Continued)

	Year Ended December 31,
	2014	2013	2012

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (Increase) in restricted cash	14,210,938	(6,376,171)	(5,642,598)
Proceeds from short-term bank loans	28,475,194	41,531,691	68,716,602
Repayments of short-term bank loans	(37,261,825)	(66,189,540)	(66,384,299)
Repayments of long-term bank loans	-	(4,581,002)	(316,877)
Proceeds from notes payable-bank acceptance notes	55,811,380	98,467,000	76,842,639
Repayment of notes payable-bank acceptance notes	(80,682,428)	(84,912,143)	(64,959,757)
Repurchase of common share	-	-	(96,608)
Proceeds from bond payable	15,946,109	-	-
Net cash provided by (used in) financing activities	(3,500,632)	(22,060,165)	8,159,102

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,777,182)	(3,993,206)	(641,270)
Effect of exchange rate changes on cash	1,322,324	3,135,892	1,069,773
Cash and cash equivalents at beginning of period	1,139,450	1,996,764	1,568,261
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$684,592	$1,139,450	$1,996,764

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$722,948	$1,095,357	$310,355
Interest paid	$1,977,014	$2,865,902	$3,676,992
Non-cash transactions:
Appropriation to statutory reserve	$406,053	$436,672	$294,219